Exhibit 99.1

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

Three-month and six-month periods ended August 31, 2013 and 2012

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

Financial Statements

Interim Statements of Financial Position	1

Interim Statements of Earnings and Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Financial Statements	5

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As at August 31, 2013 and February 28, 2013

	August 31,	February 28,
	2013	2013

Assets

Current assets:
Cash	$1,205,627	$1,196,568
Short-term investments	2,759,672	3,588,227
Trade and other receivables	319,205	450,838
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	454,008	335,501
Inventories	67,338	222,125
Prepaid expenses	205,273	16,691
	5,060,781	5,859,608

Equipment	16,457	19,278
Intangible assets (note 5)	20,795,278	6,291,162

Total assets	$25,872,516	$12,170,048

Liabilities and Equity

Current liabilities:
Trade and other payables	$1,356,454	$706,883
Payable to parent corporation (note 6)	2,194,363	1,210,604
Royalties payable to parent corporation (notes 5 and 6)	337,051	528,885
Total liabilities	3,887,868	2,446,372

Equity:
Share capital (note 3)	45,071,939	28,922,710
Warrants and rights (note 3)	406,687	406,687
Contributed surplus	1,753,766	438,711
Deficit	(25,247,744)	(20,044,432)
Total equity	21,984,648	9,723,676

Commitments (note 5)

Total liabilities and equity	$25,872,516	$12,170,048

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2013	2012	2013	2012

Revenue from sales	$266,151	$237,314	$272,539	$250,972
Cost of sales	(151,307)	(123,739)	(153,209)	(128,299)
Gross profit	114,844	113,575	119,330	122,673

General and administrative expenses	(1,847,874)	(1,094,179)	(3,051,313)	(2,162,807)
Research and development expenses,
net of tax credits of $67,306 and $118,507
(2012 - $33,796 and $107,964)	(1,525,565)	(761,135)	(2,304,192)	(1,320,859)
Results from operating activities	(3,258,595)	(1,741,739)	(5,236,175)	(3,360,993)

Interest income	7,677	15,938	17,899	23,137
Finance costs	(652)	(419)	(1,526)	(1,288)
Foreign exchange gain (loss)	13,366	(26,246)	16,490	10,698
Net finance income (expense)	20,391	(10,727)	32,863	32,547

Net loss and total comprehensive
loss for the period	$(3,238,204)	$(1,752,466)	$(5,203,312)	$(3,328,446)

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.07)	$(0.05)

Weighted average number of shares outstanding	76,949,761	72,705,133	75,056,632	72,681,730

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Six-month periods ended August 31, 2013 and 2012

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive
loss for the period	–	–	–	–	(5,203,312)	(5,203,312)
	73,107,538	28,922,710	406,687	438,711	(25,247,744)	4,520,364

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Issuance of shares (note 5)	6,750,000	15,496,000	–	–	–	15,496,000
Share-based payment
transactions (notes 3 and 4)	–	–	–	1,534,195	–	1,534,195
Warrants exercised (note 3)	121,250	30,313	–	–	–	30,313
Share options exercised (note 4)	281,500	622,916	–	(219,140)	–	403,776
Total contributions by and
distribution to owners	7,152,750	16,149,229	–	1,315,055	–	17,464,284

Balance at August 31, 2013	80,260,288	$45,071,939	$406,687	$1,753,766	$(25,247,744)	$21,984,648

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive
loss for the period	–	–	–	–	(3,328,446)	(3,328,446)
	72,636,888	28,614,550	313,315	(1,306,451)	(16,480,518)	11,140,896

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Share-based payment
transactions (notes 3 and 4)	–	–	71,061	981,573	–	1,052,634
Warrants exercised (note 3)	103,150	30,848	–	(5,061)	–	25,787
Share options exercised (note 4)	20,000	19,540	–	(5,915)	–	13,625

Total contributions by and
distribution to owners	123,150	50,388	71,061	970,597	–	1,092,046

Balance at August 31, 2012	72,760,038	$28,664,938	$384,376	$(335,854)	$(16,480,518)	$12,232,942

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2013	2012	2013	2012

Cash flows from operating activities:
Net loss for the period	$(3,238,204)	$(1,752,466)	$(5,203,312)	$(3,328,446)
Adjustments:
Depreciation of equipment	1,338	1,989	2,821	3,960
Amortization of intangible assets	501,182	164,286	665,468	328,572
Stock-based compensation	993,265	523,007	1,534,195	1,052,634
Net finance (income) expense	(20,391)	10,727	(32,863)	(32,547)
Realized foreign exchange gain (loss)	2,607	(7,879)	1,611	7,384
	(1,760,203)	(1,060,336)	(3,032,080)	(1,968,443)

Changes in non-cash operating working
capital items:
Trade and other receivables	284,248	(144,998)	131,633	(258,466)
Tax credits receivable	(67,306)	(33,796)	(118,507)	(107,964)
Inventories	150,166	122,987	154,787	137,348
Prepaid expenses	(162,046)	(6,384)	(188,582)	7,036
Trade and other payables	718,525	1,808	649,571	(169,475)
Payable to parent corporation	559,214	(346,319)	983,759	202,297
Royalties payable to parent corporation	373	86,864	203,234	126,293
	1,483,174	(319,838)	1,815,895	(62,931)

Net cash used in operating activities	(277,029)	(1,380,174)	(1,216,185)	(2,031,374)

Cash flows from investing activities:
Interest received	56	285	96,454	622
Acquisition of intangible assets	(17,234)	(6,909)	(39,652)	(6,909)
Acquisition of short-term investments	–	–	(3,000,000)	–
Maturity of short-term investments	250,000	1,250,000	3,750,000	1,500,000
Net cash from investing activities	232,822	1,243,376	806,802	1,493,713

Cash flows from financing activities:
Proceeds from exercise of warrants and options	413,776	26,125	434,089	39,412
Share issue costs	(29,000)	–	(29,000)	–
Interest paid	(652)	(419)	(1,526)	(1,288)
Net cash from financing activities	384,124	25,706	403,563	38,124

Foreign exchange gain (loss) on cash held in
foreign currencies	10,759	(18,367)	14,879	3,314
Net increase (decrease) in cash	350,676	(129,459)	9,059	(496,223)

Cash, beginning of period	854,951	1,223,046	1,196,568	1,589,810

Cash, end of period	$1,205,627	$1,093,587	$1,205,627	$1,093,587

Supplemental cash flow disclosure:
Non-cash transaction:
Issuance of common shares (note 5)	$15,525,000	$–	$15,525,000	$–
Royalties settled through
issuance of shares (note 5)	395,068	–	395,068	–
Acquisition of intangible asset (note 5)	15,129,932	–	15,129,932	–

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3.  The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions.  Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.      Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements, except as disclosed in note 2 (f). These condensed interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting.  Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS, have been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2013.

(b)	Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at August 31, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at August 31, 2013 include amounts due to Neptune of $2,531,414.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for stock-based compensation which is measured in accordance with the provisions of IFRS 2, Share-Based Payment.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

2.      Basis of preparation (continued):

(e)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b)).

•	Identification of triggering events indicating that intangible assets might be impaired.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation (note 4);

•	Allocation of shared costs amongst the Neptune group companies (note 6).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

(f)	Accounting changes

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB:

➢
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value.  Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of this standard did not have a significant impact on the Corporation’s interim financial statements.

3.      Capital and other components of equity:

(a)    Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value.

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. 1

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. 1

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain  conditions. 1

1 None issued and outstanding

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

3.      Capital and other components of equity (continued):

 (b)   Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2013 and February 28, 2013:

		August 31,		February 28,
		2013		2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Equity
Series 4 warrants	5,311,100	$–	5,432,350	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	6,061,100	$406,687	6,182,350	$406,687

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.  During the six-month period ended August 31, 2013, 121,250 warrants (2012: 103,150 warrants) have been exercised for total consideration of $30,313 (2012: $25,787).

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.  Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500) warrants.  The Corporation recognized an expense of nil for this grant during the six-month period ended August 31, 2013 (2012: $71,016).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

4.      Share-based payment:

Description of the share-based payment arrangements:

At August 31, 2013 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for directors, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On June 27, 2013, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

	Six-month period ended		Six-month period ended
	August 31, 2013		August 31, 2012
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number or
	price	options	price	options

Outstanding at beginning of period	$1.55	5,216,250	$1.15	3,347,500
Exercised	1.43	(281,500)	0.68	(20,000)
Granted	2.36	140,000	2.10	2,155,000
Forfeited	1.96	(120,000)	–	–
Outstanding at end of period	$1.57	4,954,750	$1.53	5,482,500

Exercisable at end of period	$1.33	3,229,664	$0.95	1,776,333

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

4.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the six-month periods ended:

	Six-month	Six-month
	period ended	period ended
	August 31, 2013	August 31, 2012
Share price	$2.36	$2.10
Dividend	–	–
Risk-free interest	1.03%	1.34%
Estimated life	2.44 years	4.19 years
Expected volatility	79.42%	70.52%

The weighted average of the fair value of the options granted to employees during the six-month period is $1.06 (2012 - $1.13).  The weighted average of the fair value of the options granted to non-employees during the six-month period ended August 31, 2012 is $0.90. No options were granted to non-employees during the six-month period ended August 31, 2013.

The weighted average share price at the date of exercise for options exercised during the six-month period is $3.84 (2012 - $2.10).

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $279,110 (2012 - $528,030).

(b)	Corporation equity incentive plan:

In May 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation which was subject to the approval of the Toronto Stock Exchange and the shareholders of Acasti. The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013.  The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants a total of 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan. APO RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance.  The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  The fair value of the RSUs granted during the quarter was $2.89 per unit.

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $203,624 (nil in 2012).

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $394,299 (2012 - $404,165).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

4.      Share-based payment (continued):

(c)	Neptune stock-based compensation plan (continued):

(ii)	Neptune equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of Neptune which was subject to the approval of the Toronto Stock Exchange and the shareholders of Neptune.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 21, 2013, Neptune granted to board members, executive officers, employees and consultants a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Neptune. Performance objectives are based in part on Neptune’s specific and global goals, but also on each holder’s individual performance.

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $320,623 (nil in 2012).

(iii)	Neptune-owned NeuroBioPharm Inc. warrants:

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $1,650 (2012 - $14,267).

(iv)	Neptune-owned Acasti warrants:

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $1,470 (2012 - $106,172).

(v)	Neptune-owned NeuroBioPharm Inc. call-options:

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $486 (nil in 2012).

(vi)	Neptune-owned Acasti call-options:

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $329,364 (nil in 2012).

(d)	NeuroBioPharm Inc. Share Bonus plan:

In May 2013, the Board of Directors approved an equity incentive plan for group employees, directors and consultants of NeuroBioPharm Inc. which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013  The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm Inc. granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (“SBAs”) to group employees.  NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance.

For the six-month period ended August 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $3,569 (nil in 2012).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

5.      Commitments:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties, if any.  The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50,000; year 3 ‐ $200,000; year 4 ‐ $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX Venture Exchange.

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon the issuance of class A shares.  The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, date at which the Corporation entered into the prepayment agreement to July 12, 2013, date of issuance of the shares, totalling $15,129,932, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs.  The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated many research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,064,000, of which an amount of $3,447,000 has been paid to date.  As at August 31, 2013, an amount of $531,000 is included in ''Trade and other payables'' in relation to these projects.

6.      Related parties:

(a)	Administrative and research and development expenses:

During the three-month and six-month periods ended August 31, 2013 and 2012, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

Administrative costs	$264,717	$294,240	$489,675	$583,593
Research and development costs, before tax credits	179,046	164,650	329,209	352,458
Royalties (note 5)	51,781	75,439	228,219	103,220
	$495,544	$534,329	$1,047,103	$1,039,271

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2013 and 2012

6.      Related parties (continued):

(a)	Administrative and research and development expenses (continued):

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)   Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2013 and 2012:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

Short term employee benefits	$158,940	$225,820	$299,107	$451,640
Share based compensation costs	646,311	427,427	1,039,079	864,457

	$805,251	$653,247	$1,338,186	$1,316,097

7.      Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

8.      Subsequent event:

Since August 31, 2013, 5,311,100 Series 4 warrants have been exercised resulting in the issuance of class A common shares in the same amount.  Total proceeds from the exercise amount to $1,327,775.